FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

September 27, 2013

Mark P. Shuman – Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Online-Redefined, Inc.

Amendment Number 1 to Post Effective Amendment Number 1 to Registration Statement on Form S-1, File No. 333-176752

Dear Mr. Shuman:

I am securities counsel to Online-Redefined, Inc. (the “Company”) and in response to conversations with the staff confirm that when the above referenced post effective amendment is ordered effective, we will include information on the restrictions on the price at which selling securities holders may sell their shares in all places in which it is mentioned in our prospectus under Rule 424.

If you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton